

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2020

Bradley Nattrass
Principal Executive Officer
urban-gro, Inc.
1751 Panorama Point, Unit G
Lafayette, CO 80026

> **Re: urban-gro, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **File No. 000-55966**

Dear Mr. Nattrass:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services